[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(404) 815-2287

elizabethnoe@paulhastings.com

November 21, 2006

VIA EDGAR

Kyle Moffatt

Accounting Branch Chief

Larry Spirgel

Assistant Director

Kathryn Jacobson

Staff Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3720

Washington, DC 20549-7010

Re:	Glenayre Technologies Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 16, 2006

Form 10-Q for the Quarter Ended September 30, 2006

Filed November 8, 2006

File No. 0-15761

Dear Messrs. Moffatt and Spirgel and Ms. Jacobson:

We are writing to you on behalf of our client Glenayre Technologies, Inc. (the “Company”) to acknowledge receipt of your letter dated November 16, 2006 regarding the filings captioned above. The Company is in the process of preparing a response to your comments and anticipates providing such responses to you on or before December 15, 2006. If you have any questions, please call me at (404) 815-2287.

Sincerely,

/s/ Elizabeth Hardy Noe

Elizabeth Hardy Noe

of Paul, Hastings, Janofsky & Walker LLP